DC
1080839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04040294

August 9, 2004

Helen N. Kaminski
Assistant General Counsel, Corporate and Securities
Sara Lee Corporate Law Department
Sara Lee Corporation
Three First National Plaza
Chicago, IL 60602-4260

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/9/2004

Re: Sara Lee Corporation
Incoming letter dated June 28, 2004

Dear Ms. Kaminski:

This is in response to your letter dated June 28, 2004 concerning the shareholder proposal submitted to Sara Lee by the New York City Employees' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

PROCESSED
AUG 26 2004
THOMSON
FINANCIAL

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

RECEIVED
JUN 2 9 2004
SEC MAIL PROCESSING SECTION
WASH, D.C. 158

Sara Lee
Corporate
Law Dept.

June 28, 2004

By Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation – Stockholder Proposal

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is filing with the Securities and Exchange Commission (the "Commission") six (6) copies of this letter and a proposed stockholder resolution and supporting statement submitted by the New York City Employees' Retirement System by letter dated June 24, 2004 (the "Proposal"). A copy of the Proposal is attached to this letter as Exhibit A, and a copy of the Company's response letter to the proponent is attached to this letter as Exhibit B.

The Company hereby notifies the Commission that the Company intends to exclude the Proposal from the Company's proxy statement and form of proxy for its 2004 annual meeting of stockholders because the Proposal was not submitted in a timely manner pursuant to Rule 14a-8(e)(2) of the Exchange Act. The proxy statement for the Company's 2003 annual meeting was dated and first released to stockholders on September 22, 2003. Accordingly, the latest date for a stockholder to submit a proposal for inclusion in the Company's 2004 proxy statement was May 25, 2004, which date was noted on page 28 of the Company's 2003 proxy statement.

Since the Proposal was received in the Company's principal executive offices on June 24, 2004, it was not submitted on a timely basis pursuant to Rule 14a-8(e)(2). The Company respectfully requests the staff of the Commission to concur that no enforcement action will be recommended to the Commission if the Company excludes the Proposal from its 2004 proxy materials.

If you have any questions regarding this matter or desire additional information, please contact me at (312) 558-8564. To acknowledge your receipt of these materials, please date-stamp the attached copy of this letter and return it in the enclosed self-addressed, postage prepaid envelope.

Very truly yours,

Helen N. Kaminski,
Assistant General Counsel, Corporate and Securities

Attachments

Cc: Patrick Doherty
Roderick A. Palmore

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

EXHIBIT A

June 24, 2004

Mr. Roderick A. Palmore
Sr. Vice President, General Counsel and Secretary
Sara Lee Corporation
70 W. Madison Street
Chicago, IL 60602-4260

Dear Mr. Palmore:

I write on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System. (the "System"). The System's board of trustees has authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of the shareholders at the next annual meeting of Sara Lee Corporation Inc.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the Conventions of the United Nations' International Labor Organization (ILO) and the United Nations' Norms on the Responsibilities of Transnational Corporations With Regard to Human Rights. Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

I therefore, offer the enclosed initiative for shareholders to consider and approve at the Company's next annual meeting. This initiative is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from the System's custodian banks, Citibank and Bank of New York, certifying the System's ownership, for over a year, of 1,177,695 shares of Sara Lee Corporation common stock will follow. The System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

Enclosures

SARA LEE CORPORATION
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Sara Lee Corporation currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111;UN Norms, section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights , by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

PD:ma

h:resoworkplstandards

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

EXHIBIT B

June 28, 2004

Corporate Law Dept.

Via Federal Express

Mr. Patrick Doherty
Office of the Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341

Dear Mr. Doherty:

We received the stockholder proposal submitted by you on behalf of the New York City Employees' Retirement System, which you requested to be included in Sara Lee Corporation's proxy statement for its 2004 annual stockholders' meeting. Your letter was dated June 24, 2004 and was received by Henry Kleeman via facsimile on June 24, 2004.

Under Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended, a stockholder proposal submitted for inclusion in Sara Lee's proxy statement must be received by Sara Lee "not less then 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Sara Lee's 2003 proxy statement was dated and first released to stockholders on September 22, 2003. Accordingly, the latest date to submit a proposal for inclusion in Sara Lee's 2004 proxy statement was May 25, 2004, which date was noted on page 28 of Sara Lee's 2003 proxy statement (a copy of which is attached for your convenience). Please be advised that since Sara Lee received the New York City Employees' Retirement System's proposed stockholder proposal 30 days after the May 25, 2004 deadline, the proposal was not submitted on a timely basis and will not be included in Sara Lee's 2004 proxy statement.

Very truly yours,

Helen N. Kaminski

Helen N. Kaminski
Assistant General Counsel, Corporate & Securities

Cc: Securities and Exchange Commission
Roderick A. Palmore

J:\law\Kaminski\Letters\2004\NYC EE Retirement System (sthlder prop).doc

A Sara Lee Company

We believe that Sara Lee's comprehensive Global Business Practices program covers each of the substantive areas covered by the proposal, and that our existing monitoring practices are effective in ensuring compliance with the goals advanced by the proposal. We also believe that modifying Sara Lee's program to incorporate the specific standards and practices contained in the proposal would not provide any added benefit beyond that already achieved by our existing Global Business Practices program. In fact, adoption of the proposal would be duplicative of Sara Lee's existing compliance and monitoring efforts and would divert management's focus away from our existing compliance program. Accordingly, we do not believe that implementation of the proposal would be in the best interests of Sara Lee stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *AGAINST* THE STOCKHOLDER PROPOSAL.

OTHER INFORMATION

Stockholder Proposals for the 2004 Annual Meeting

Sara Lee's Bylaws provide that in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders or propose business for consideration at such meeting, written notice containing the information required by the Bylaws generally must be delivered to the Secretary of Sara Lee, at Sara Lee's principal executive offices, not later than 5:00 P.M. (Central Time) on the 90th day, and not earlier than the 120th day, prior to the first anniversary of the mailing of the notice for the preceding year's annual meeting. Accordingly, a stockholder nomination or proposal intended to be considered at the 2004 Annual Meeting must be received by the Secretary after the close of business on May 24, 2004, and prior to 5:00 P.M. (Central Time) on June 24, 2004. Proposals should be mailed to Sara Lee Corporation, to the attention of Sara Lee's Secretary, Roderick A. Palmore, 70 W. Madison Street, Chicago, Illinois 60602-4260. A copy of the Bylaws may be obtained from Mr. Palmore, Sara Lee's Secretary, by written request to the same address.

In addition, if you wish to have your proposal considered for inclusion in Sara Lee's 2004 Proxy Statement, we must receive it on or before May 25, 2004 pursuant to regulations of the Securities and Exchange Commission.

Sara Lee's Form 10-K

A copy of Sara Lee's Annual Report on Form 10-K for the fiscal year ended June 28, 2003, as filed with the Securities and Exchange Commission, will be sent to any stockholder without charge upon written request addressed to Sara Lee Corporation, to the attention of the Investor Relations and Corporate Affairs Department, 70 W. Madison Street, Chicago, Illinois, 60602-4260, or by calling (312) 558-4947. You also may obtain our Annual Report on Form 10-K over the Internet at the Securities and Exchange Commission's website, *www.sec.gov.*

Expenses of Solicitation

This solicitation is being made by mail, but may also be made by telephone or in person by Sara Lee officers and employees (without additional compensation). In addition, we have hired Morrow & Co., Inc. for $14,000 plus associated costs and expenses, to assist in the solicitation. Sara Lee will reimburse brokerage firms, nominees, custodians and fiduciaries for their out-of-pocket expenses for forwarding proxy materials to beneficial owners and seeking instruction with respect thereto.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 9, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation
Incoming letter dated June 28, 2004

The proposal relates to the adoption of a code of conduct.

There appears to be some basis for your view that Sara Lee may exclude the proposal under rule 14a-8(e)(2) because Sara Lee received it after the deadline for submitting proposals. Accordingly we will not recommend enforcement action to the Commission if Sara Lee omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Grace K. Lee
Special Counsel